__________________________________

               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

               __________________________________

           For the fiscal year ended December 31, 1994

                   NORTHWESTERN RESOURCES CO.
       DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                    THE MONTANA POWER COMPANY
                        40 EAST BROADWAY
                        BUTTE, MT  59701

Item 1. Changes in the Plan

The Northwestern Resources Co. Deferred Savings Plan was amended and restated in 1989 as the Northwestern Resources Co. Deferred Savings and Employee Stock Ownership Plan to reflect the merger of the Northwestern Resources Co. Deferred Savings Plan and that portion of the Employee Stock Ownership Plan of The Montana Power Company and Subsidiaries attributable to employees of Northwestern Resources Company. Prior to August 17, 1992, the IRS was not yet accepting application for determination letters for the merging of the two plans. Management applied for, and received a favorable determination letter in 1994.
Item 2. Changes in Investment Policy

No changes have been made to the Plan's investment policy in 1994.

Item 3. Contributions to the Leveraged Employee Stock Ownership
       Plan Fund

Northwestern Resources Co. contributed $384,464 in 1994 to the
Plan's Leveraged ESOP Fund.
Item 4. Participating Employees

There were 448 employees and retirees participating in the Northwestern Resources Co. Deferred Savings and Employee Stock
Ownership Plan at December 31, 1994.

Item 5. Administration of the Plan

The Plan is administered by the seven-member Retirement Plan Committee (Committee) appointed by, and serving at the pleasure of, the Board of Directors of Northwestern Resources Company. No compensation was paid to the members of the Committee by the Plan. The members of the Committee, each of whose address is c/o The Montana Power Company, 40 East Broadway, Butte,
Montana 59701, are as follows:

                                    Positions or Offices Held With
                               The Montana Power Company and Its Subsidiaries

Jerrold P. PedersonAdministratorVice President - Chief Financial Officer

Richard F. Cromer  Member      President and Chief Operating Officer,
                                 Continental Energy Services, Inc.

Robert P. Gannon.  Member      President and Chief Operating Officer, Utility
                                 Division

John S. Miller. .  Member      Controller, Utility Division

Arthur K. Neill .  Member      Executive Vice President - Utility Services,
                                 Utility Division

James J. Murphy .  Member      President, Entech, Inc.

Ellen M. Senechal  Member      Vice President and Treasurer, Entech, Inc.

Certain members of the Committee are also directors or officers of certain subsidiaries of The Montana Power Company.

Item 6. Custodian of Investments

The Northern Trust Company, Fifty South LaSalle Street, Chicago, Illinois 60675 is the Trustee of the Plan. Ark Capital Management Company, Inc., manages one hundred percent of the Bond Fund and approximately fifty percent of the Stock Fund. INVESCO Capital Management, Inc., manages approximately fifty percent of the Stock Fund. The Trustee and the money managers are responsible for the safekeeping and investment of all contributions made to the Plan. There is no specific coverage by any bond furnished by the Trustee or either money manager in connection with the custody of the security investments or other assets of the Plan. No fees are paid out of the Plan.

Item 7. Reports to Participating Employees

Summary Annual Reports will be made directly to participating employees for the fiscal year 1994 with respect to the operations of the Plan. These reports present the basic financial statements and the employees' rights to additional information. Statements of the status of individual accounts under the Plan have been sent directly to the employees.

Item 8. Investment of Master Trust Funds

     (a) The aggregate dollar amounts of brokerage commissions paid by the Master Trust were $104,437, $95,182, $73,951 for the years 1994, 1993 and 1992, respectively. None of these commissions were paid to any broker which is an affiliated person of the Plan or their investment advisor, principal underwriters or to an affiliated person of any such person.

     (b) SEI Evaluation Services provided reports on the performance of the Master Trust investment managers and received brokerage fees of $24,065 and $75,233 in 1994 and 1993, respectively.

Item 9. Financial Statements

                   Northwestern Resources Co.
                      Deferred Savings and
                  Employee Stock Ownership Plan


                  Index to Financial Statements

                                                        Page

Report of Independent Accountants                         4

Plan Financial Statements:
    Statements of Net Assets Available for
     Benefits at December 31, 1994 and 1993         5 through 6

    Statements of Changes in Net Assets
     Available for Benefits for the three
     years ended December 31, 1994                  7 through 9

    Notes to Financial Statements                  10 through 20

    Schedule of Assets Held for Investment
     at December 31, 1994                          21 through 31

    Schedule of Reportable Transactions for
     the Year Ended December 31, 1994                    32

Retirement Plan Committee Authorization                  33

Consent of Independent Accountants                       34

Note: All other schedules are omitted because they are not applicable or the required information is shown in the Plan's financial statements.

                Report of Independent Accountants




March 17, 1995

To the Participants and Retirement Committee of Northwestern Resources Company Deferred Savings and
Employee Stock Ownership Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial status of Northwestern Resources Company Deferred Savings and Employee Stock Ownership Plan at December 31, 1994 and 1993, and the changes in its financial status for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Portland, Oregon
June 26, 1995

                                        NORTHWESTERN RESOURCES CO.
                                       DEFERRED SAVINGS AND EMPLOYEE
                                           STOCK OWNERSHIP PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                 December 31, 1994

                                    Company Stock Fund
                                  Allocated  Unallocated
                                      to      Leveraged                 Common       Fixed
                                  Employees      ESOP      Bond Fund  Stock Fund   Rate Fund   ESOP Fund
Assets:
  Cash                           $          0$     47,064$      4,642$     89,878$     76,304$        201
  Units held in the Master Trust at
  current value (Notes 2 and 3):

     The Montana Power Company
     Stock Fund                     2,176,865   2,715,670

     Bond Fund                                                206,932

     Equity Fund                                                        1,447,234

     Fixed Rate Fund                                                                1,596,777

     Employee Stock Ownership
     Plan Fund                                                                                   1,028,924

  Contributions Receivable                        106,075       8,385      66,530      63,332
  Dividends and Interest Receivable      20,358      68,374                                         17,961
  Loans Receivable                                             71,234     462,964     553,807

     Total Assets                   2,197,223   2,937,183     291,193   2,066,606   2,290,220    1,047,086

Liabilities:

  Note Payable to The Montana
  Power Company                             0   2,999,636

Net Assets Available for Benefits$  2,197,223$    (62,453)$    291,193$  2,066,606$  2,290,220$   1,047,086

                      The accompanying notes are an integral part of this statement.

                                        NORTHWESTERN RESOURCES CO.
                                       DEFERRED SAVINGS AND EMPLOYEE
                                           STOCK OWNERSHIP PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                 December 31, 1993

                                    Company Stock Fund
                                  Allocated  Unallocated
                                      to      Leveraged                 Common       Fixed
                                  Employees      ESOP      Bond Fund  Stock Fund   Rate Fund   ESOP Fund
Assets:
  Cash                           $          0$     43,682$     12,964$     87,081$     64,498$         51
  Units held in the Master Trust at
  current value (Notes 2 and 3):

     The Montana Power Company
     Stock Fund                     1,978,340   3,528,230

     Bond Fund                                                198,734

     Equity Fund                                                        1,301,967

     Fixed Rate Fund                                                                1,417,597

     Employee Stock Ownership
     Plan Fund                                                                                   1,100,000

  Contributions Receivable                         98,559       5,352      36,451      36,571
  Dividends and Interest Receivable      19,567      68,604                                         13,469
  Loans Receivable                                             53,019     298,164     419,994

     Total Assets                   1,997,907   3,739,075     270,069   1,723,663   1,938,660    1,113,520

Liabilities:

  Note Payable to The Montana
  Power Company                             0   3,168,943

Net Assets Available for Benefits$  1,997,907$    570,132$    270,069$  1,723,663$  1,938,660$   1,113,520

                      The accompanying notes are an integral part of this statement.

                                        NORTHWESTERN RESOURCES CO.
                                       DEFERRED SAVINGS AND EMPLOYEE
                                           STOCK OWNERSHIP PLAN
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                      December 31, 1994
                                      Company Stock Fund
                                    Allocated  Unallocated
                                        to      Leveraged                Common       Fixed
                                    Employees      ESOP      Bond Fund Stock Fund   Rate Fund   ESOP Fund
  Investment Income:
    Dividend, Interest, and Realized
     Gains and Losses              $    118,688$    288,531$     (5,587)$     51,017$    102,612$    (45,793)
    Net Appreciation (Depreciation) in
     Current Value of Investments      (272,208)    (639,222)

  Contributions:
    Company                                         384,464
    Participants                                                 45,823     334,096     319,707

  Allocation of Montana Power Company
    Stock to Participants (Note 1)      390,778    (390,778)

  Transfers from Other Funds                                      5,959      61,939      29,339

     Total Additions                    237,258    (357,005)      46,195     447,052     451,658     (45,793)

  Participants' Withdrawals at
  Current Value:
    Cash                                                          6,123      80,335      45,585
    The Montana Power Company Stock      37,942                                                     20,641

  Transfers to Other Funds                                       18,948      23,774      54,513

  Note Payable, Interest Payments
    (Note 5)                                        275,580

     Total Deductions                    37,942     275,580      25,071     104,109     100,098      20,641

     Net Increase (Decrease)            199,316    (632,585)      21,124     342,943     351,560     (66,434)

  Net Assets Available for Benefits:
    Beginning of Year                 1,997,907     570,132     270,069   1,723,663   1,938,660   1,113,520

    End of Year                    $  2,197,223$    (62,453)$    291,193$  2,066,606$  2,290,220$  1,047,086

                      The accompanying notes are an integral part of this statement.
/TABLE

                                        NORTHWESTERN RESOURCES CO.
                                       DEFERRED SAVINGS AND EMPLOYEE
                                           STOCK OWNERSHIP PLAN
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                      December 31, 1993
                                      Company Stock Fund
                                    Allocated  Unallocated
                                        to      Leveraged                Common       Fixed
                                    Employees      ESOP      Bond Fund Stock Fund   Rate Fund   ESOP Fund
  Investment Income:
    Dividends, Interest, and Realized
     Gains and Losses              $     86,487$    259,518$     19,260$    154,872$     96,368$     27,629
    Net Appreciation (Depreciation) in
     Current Value of Investments       (60,884)    (125,612)

  Contributions:
    Company                                         363,606
    Participants                                                 43,801     308,696     321,618

  Allocation of Montana Power Company
    Stock to Participants (Note 1)      268,804    (268,804)

  Transfers from Other Funds                                      6,332     139,762      15,453

     Total Additions                    294,407     228,708      69,393     603,330     433,439      27,629

  Participants' Withdrawals at
  Current Value:
    Cash                                                          2,782      20,444      39,292
    The Montana Power Company Stock      24,667                                                     12,365

  Transfers to Other Funds               25,454                   7,422      29,501     155,676      15,899

  Note Payable, Interest Payments
    (Note 5)                                        293,776

     Total Deductions                    50,121     293,776      10,204      49,945     194,968      28,264

     Net Increase (Decrease)            244,286     (65,068)      59,189     553,385     238,471        (635)

  Net Assets Available for Benefits:
    Beginning of Year                 1,753,621     635,200     210,880   1,170,278   1,700,189   1,114,155

    End of Year                    $  1,997,907$    570,132$    270,069$  1,723,663$  1,938,660$  1,113,520

                      The accompanying notes are an integral part of this statement.

                                        NORTHWESTERN RESOURCES CO.
                                       DEFERRED SAVINGS AND EMPLOYEE
                                           STOCK OWNERSHIP PLAN
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                      December 31, 1992
                                      Company Stock Fund
                                    Allocated  Unallocated
                                        to      Leveraged                Common       Fixed
                                    Employees      ESOP      Bond Fund Stock Fund   Rate Fund   ESOP Fund
  Investment Income:
    Dividends, Interest, and Realized
     Gains and Losses              $    167,974$    277,533$     13,417$    111,145$     98,783$    (12,417)
    Net Appreciation (Depreciation) in
     Current Value of Investments       (60,626)    (351,204)

  Contributions:
    Company                                         317,621
    Participants                                                 47,254     291,197     340,071

  Allocation of Montana Power Company
    Stock to Participants (Note 1)      368,850    (368,850)

  Transfers from Other Funds                                     50,319     121,301      72,472

     Total Additions                    476,198    (124,900)     110,990     523,643     511,326     (12,417)

  Participants' Withdrawals at
  Current Value:
    Cash                                                          6,405      33,278      73,009
    The Montana Power Company Stock     168,652                                                     66,373

  Transfers to Other Funds              212,930                  72,278     205,211     290,572      14,247

  Note Payable, Interest Payments
    (Note 5)                                        306,914

     Total Deductions                   381,582     306,914      78,683     238,489     363,581      80,620

     Net Increase (Decrease)             94,616    (431,814)      32,307     285,154     147,745     (93,037)

  Net Assets Available for Benefits:
    Beginning of Year                 1,659,005   1,067,014     178,573     885,124   1,552,444   1,207,192

    End of Year                    $  1,753,621$    635,200$    210,880$  1,170,278$  1,700,189$  1,114,155

                      The accompanying notes are an integral part of this statement.

                   NORTHWESTERN RESOURCES CO.

       DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                  NOTES TO FINANCIAL STATEMENTS



NOTE 1 - Description of the Plan:

The Deferred Savings and Employee Stock Ownership Plan (Plan), formerly known as the Deferred Savings Plan, was established by Northwestern Resources Co. effective January 1, 1986, to provide a means for regular savings and investment by employees. Previously, employees of the Company participated in The Montana Power Company Plan. As of January 1, 1986, the assets of The Montana Power Company Plan effectively became The Montana Power Company Deferred Savings Master Trust (Note 3). A portion of the assets of the Trust were spun off to this Plan based on participants' equity at that date as measured by the Plan administrator.

On June 27, 1989, the Board of Directors of The Montana Power Company authorized the merger of The Montana Power Company and Subsidiaries Employee Stock Ownership Plan (ESOP) into the Plan. Effective June 27, 1989, the Plan was amended and restated as the Northwestern Resources Co. Deferred Savings and Employee Stock Ownership Plan to reflect such a merger and incorporate provisions permitting acquisition loans. The assets of the ESOP have been transferred into the Plan and are held in trust under the Plan.

The financial statements of the Plan have been prepared by allocating the Master Trust's total assets and investment income based on the Plan's units of participation at December 31 and the yearly average, respectively, in the Master Trust in proportion to the total units of participation at December 31 and the yearly average, respectively, in the Master Trust. The unit represents a right to share in the assets and earnings of the Master Trust. The number of units held by each Plan is a function of contributions and withdrawals throughout the year.

Participation in the Deferred Savings portion of the Plan (Savings Plan) is voluntary and an employee becomes eligible to make allotments under the Savings Plan after completing 90 days of service. Participants may contribute from one to six percent of their compensation to the Savings Plan based on years of service subject to Internal Revenue Code (IRC) limitations. These contributions are tax deferred under Section 4O1(k) of the IRC. As an incentive to thrift, the Company contributes a matched contribution which is determined as follows:

 90 days of employment and beyond-70% of participant's contribution

Montana Power Company Stock is allocated to employees to recognize contributions and dividends in employees' accounts in the same manner as if the Plan had not been leveraged. In addition appreciation, if any, on the shares released from the Unallocated Leveraged ESOP during the period is also allocated to employees. The allocation to employees is accomplished through the transfer of 127,992 shares, on an annual basis, from the Unallocated Leveraged ESOP at market price, at the time of transfer, and the purchase of additional shares, in the market, with cash contributions received from the Company. The Trust repays the principal and interest on the debt obligation (Note 5) by using the dividends on the unallocated shares and cash contributions by the Company.

Participants are 100 percent vested in their personal contributions made to the plan. Participants will be 100 percent vested in Company contributions after one year of service.

No Company contributions or other annual additions to a participant's interest in the investment funds will be made in any Savings Plan year in excess of the lesser of $30,000 or 25 percent of the participant's compensation. In addition to the contributions that are matched by the Company, participants, regardless of their years of service, may contribute an additional ten percent of their compensation to the Savings Plan. These contributions are not matched by the Company, nor are they tax deferred. They will, however, share in the Savings Plan's investment results and any investment income earned is tax deferred as long as it remains in the Savings Plan.

Participants may elect to have their contributions invested in a bond fund, common stock fund or a guaranteed income fund, or any combination thereof, while all Company contributions are invested in a stock fund consisting of the Company's common stock. Participants may change the designation of their contributions and may also transfer all or a portion of their interests between the Bond, Common Stock and Fixed Rate Funds four times a year. Additionally, as employees of The Montana Power Company Entities transfer from one entity to another, their participant balances are transferred.

Contributions to the ESOP Fund by the Company were based upon investment tax credits claimed by the Company based upon its property additions. Contributions to the ESOP Fund by the Company were made to the trustee in the form of common stock of the Company, valued at the average closing prices of the common stock on the 20 consecutive trading days immediately preceding the date upon which the additional investment credit was claimed. Participants were eligible to make matching contributions in the form of cash or payroll deductions. Effective December 31, 1989, the Company had fully utilized all of its available investment tax credits and no further contributions to the ESOP Fund were made. In the current and future years, only investment income
(loss) and participant withdrawal activity will occur in this fund.

Participants' interests in Plan funds include Company and member contributions, income and losses from fund investments and the unrealized appreciation or depreciation in bond and common stock investments. Withdrawals from the Company Stock and ESOP Funds are paid in shares, with fractional shares and final dividends on withdrawn shares paid in cash. Withdrawals from the Bond, the Common Stock and the Fixed Rate Funds are paid in cash. Participants are permitted to borrow money out of their individual accounts.

Administration of the Plan is performed by a Retirement Plan
Committee (Committee) appointed by the Board of Directors of Northwestern Resources Co. The Northern Trust Company is the
Plan's trustee.

The Company expects to continue the Plan indefinitely, but the continuance of the Plan and the payment of contributions are not assumed as contractual obligations. If the Plan is terminated, the trustee would continue to hold, invest and administer the trust funds in accordance with the provisions of the trust agreement and make distributions from the trust in accordance with the provisions of the Plan pursuant to instructions filed with the trustee by the Committee upon such termination.

Certain reclassifications have been made to the prior year's amounts to make them comparable to the 1994 presentation. These changes had no impact on previously reported results, of changes, in net assets available for benefits.


NOTE 2 - Summary of Accounting Policies:

Valuation of Master Trust Investments:

Assets invested in the Company Stock, Bond, Common Stock and ESOP Funds have been recorded at their current value as determined by quoted market prices based on reported closing prices at December 31 on national securities exchanges or other markets, as applicable, and the unrealized appreciation or depreciation has been reflected in the Statement of Changes in Net Assets Available for Benefits. The investment contracts with various insurance companies, are valued at the contract value which represents participants' contributions made under the contracts plus accumulated interest at the contract rate.


Plan Expenses:

All expenses attributable to the administration of the Plan and the expenses of the trustee are paid by the Company.

Note 3 -Financial Statements for the Master Trust:

                              Statement of Net Assets Available for Benefits
                                                                     December 31, 1994

                                        Company Stock Fund
                                      Allocated  Unallocated
                                          to      Leveraged                Common      Fixed
                                      Employees      ESOP     Bond Fund  Stock Fund  Rate Fund  ESOP Fund
Assets:
  Cash                               $           $    530,802$     94,721$  2,911,420$  1,355,039$      3,270
  Investments, at current value:
    The Montana Power Company Stock
    Fund:
     Allocated Shares - 2,538,795
     Shares (Cost - $49,378,334)       58,501,936
     Unallocated Shares - 1,311,918
     Shares (Cost - $27,360,805)                   30,174,114

    The Montana Power Company Deferred
    Savings Plan:
     Bond Fund (cost - $4,503,756)                             4,341,482
     Common Stock Fund (cost - $47,523,495)                               49,544,814
     Fixed Rate Fund (cost approximates
     current value)                                                                  29,520,685

    The Montana Power Company Employee
     Stock Ownership Plan (ESOP) Fund -
     726,922 shares (cost - $14,363,196)                                                        16,712,777

  Contributions Receivable                          1,170,737      69,485     665,262     315,364
  Dividends and Interest Receivable       780,496     759,715                                      290,724
  Loans Receivable                                               581,717   4,402,413   4,892,096

     Total Assets                      59,282,432  32,635,368   5,087,405  57,523,909  36,083,184  17,006,771

Liabilities:

  Note Payable to The Montana Power
    Company                                        33,329,285

Net Assets Available for Benefits    $ 59,282,432$   (693,917)$  5,087,405$ 57,523,909$ 36,083,184$ 17,006,771
/TABLE

                              Statement of Net Assets Available for Benefits

                                                                      December 31, 1993

                                         Company Stock Fund
                                       Allocated Unallocated
                                           to     Leveraged               Common      Fixed
                                       Employees     ESOP     Bond Fund Stock Fund  Rate Fund  ESOP Fund
Assets:
  Cash                                $          $    486,647$    260,870$  2,892,712$  1,255,438$        277
  Investments, at current value:
    The Montana Power Company Fund Stock
   Fund:
     Allocated Shares - 2,213,490 Shares
     (Cost - $42,019,378)               57,366,973
     Unallocated Shares - 1,439,910 Shares
     (Cost - $30,030,152)                          37,077,683

    The Montana Power Company Deferred
     Savings Plan:                                             3,999,063
     Bond Fund (cost - $3,972,622)
     Common Stock Fund (cost - $38,331,571)                              43,249,760
     Fixed Rate Fund (cost approximates
     current value)                                                                 27,593,431

    The Montana Power Company Employee Stock
     Ownership Plan (ESOP) Fund - 689,899
     shares (cost - $13,475,323)                                                               17,764,902

  Contributions Receivable                          1,177,101      56,857     529,265     273,026
  Dividends and Interest Receivable        699,090     762,270                                    275,970
  Loans Receivable                                               536,866   3,705,376   4,546,310

     Total Assets                       58,066,063  39,503,701   4,853,656  50,377,113  33,668,205  18,041,149

Liabilities:

  Note Payable to The Montana Power
    Company                                        35,210,478

Net Assets Available for Benefits     $ 58,066,063$  4,293,223$  4,853,656$ 50,377,113$ 33,668,205$ 18,041,149
/TABLE

                         Statement of Changes in Net Assets Available for Benefits

                                                                     December 31, 1994
                                      Company Stock Fund
                                    Allocated  Unallocated
                                        to      Leveraged                Common       Fixed
                                    Employees      ESOP     Bond Fund  Stock Fund   Rate Fund  ESOP Fund
  Investment Income:
    Dividends, Interest and Realized
     Gains and Losses              $  2,795,736$  3,205,914$     68,851$  4,537,371$  1,901,901$  1,142,849
    Net Appreciation (Depreciation) in
     Current Value of Investments    (6,411,980)  (3,863,760)    (188,714)  (2,896,870)        (1,939,998)

  Contributions:
    Company                                       4,533,101
    Participants                                               601,441   5,541,885   2,559,412

  Allocation of Montana Power Company
    Stock to Participants (Note 1)    5,800,395  (5,800,395)

  Transfers from Other Funds                                   411,720   1,898,901     868,718       2,091

     Total Additions                  2,184,151  (1,925,140)     893,298   9,081,287   5,330,031    (795,058)

  Participants' Withdrawals at Current
    Value:
    Cash                                                        74,882   1,215,218   1,039,746
    The Montana Power Company Stock -
     51,142 Shares                      967,782                                                   237,229

  Transfers to other Funds                                     584,667     719,273   1,875,306       2,091

  Note Payable, Interest
    Payments (Note 5)                             3,062,000

     Total Deductions                   967,782   3,062,000     659,549   1,934,491   2,915,052     239,320

     Net Increase (Decrease)          1,216,369  (4,987,140)     233,749   7,146,796   2,414,979  (1,034,378)

  Net Assets Available for Benefits:
    Beginning of Year                58,066,063   4,293,223   4,853,656  50,377,113  33,668,205  18,041,149

    End of Year                    $ 59,282,432$   (693,917)$  5,087,405$ 57,523,909$ 36,083,184$ 17,006,771
/TABLE

                         Statement of Changes in Net Assets Available for Benefits

                                                                     December 31, 1993
                                      Company Stock Fund
                                    Allocated  Unallocated
                                        to      Leveraged                Common       Fixed
                                    Employees      ESOP     Bond Fund  Stock Fund   Rate Fund  ESOP Fund
  Investment Income:
    Dividends, Interest and Realized
     Gains and Losses              $  2,968,806$  2,883,521$    505,415$  4,213,860$  1,886,316$  1,078,560
    Net Appreciation (Depreciation)
     in Current Value of Investments  (1,609,891)  (1,395,693)    (118,455)   1,059,369          (448,236)

  Contributions:
    Company                                       4,285,932
    Participants                                               517,202   4,935,261   2,719,043

  Allocation of Montana Power Company
    Stock to Participants (Note 1)    4,345,391  (4,345,391)

  Transfers from Other Funds             70,847                351,123   2,481,279     451,753

     Total Additions                  5,775,153   1,428,369   1,255,285  12,689,769   5,057,112     630,324

  Participants' Withdrawals at Current
    Value:
    Cash                                                       124,057   1,729,309   1,570,107
    The Montana Power Company Stock -
     99,971 Shares                    2,391,830                                                   333,569

  Transfers to Other Funds               70,847                458,089     428,712   2,397,354

  Note Payable, Interest
    Payments (Note 5)                             3,264,175

     Total Deductions                 2,462,677   3,264,175     582,146   2,158,021   3,967,461     333,569

     Net Increase (Decrease)          3,312,476  (1,835,806)     673,139  10,531,748   1,089,651     296,755

  Net Assets Available for Benefits:
    Beginning of Year                54,753,587   6,129,029   4,180,517  39,845,365  32,578,554  17,744,394

    End of Year                    $ 58,066,063$  4,293,223$  4,853,656$ 50,377,113$ 33,668,205$ 18,041,149
/TABLE

                         Statement of Changes in Net Assets Available for Benefits

                                                                     December 31, 1992
                                      Company Stock Fund
                                   Allocated   Unallocated
                                       to       Leveraged                Common       Fixed
                                   Employees       ESOP     Bond Fund  Stock Fund   Rate Fund  ESOP Fund
  Investment Income:
    Dividends, Interest and Realized
     Gains and Losses              $  2,412,074$  3,083,694$    294,713$  2,791,424$  2,097,718$ 1,010,843
    Net Appreciation (Depreciation)
     in Current Value of Investments  (1,858,143)  (3,902,272)     (41,170)   1,334,488       (1,177,402)

  Contributions:
    Company                                       3,657,251
    Participants                                               504,442   4,299,224   2,822,261

  Allocation of Montana Power Company
    Stock to Participants (Note 1)    5,155,196  (5,155,196)

  Transfers from Other Funds          1,161,138                703,558   3,598,942   2,091,802

     Total Additions               $  6,870,265  (2,316,523)   1,461,543  12,024,078   7,011,781   (166,559)

  Participants' Withdrawals at Current
  Value:
    Cash                                                        92,397     563,495   1,568,872
    The Montana Power Company Stock -
     71,601 Shares                    1,484,433                                                  379,841

  Transfers to other Funds            1,161,138                459,491   1,431,305   4,356,486

  Note Payable, Interest
    Payments (Note 5)                             3,410,155

     Total Deductions                 2,645,571   3,410,155     551,888   1,994,800   5,925,358    379,841

     Net Increase (Decrease)          4,224,694  (5,726,678)     909,655  10,029,278   1,086,423   (546,400)

  Net Assets Available for Benefits:
    Beginning of Year                50,528,893  11,855,707   3,270,862  29,816,087  31,492,131 18,290,794

    End of Year                    $ 54,753,587$  6,129,029$  4,180,517$ 39,845,365$ 32,578,554$17,744,394
/TABLE

Net Increase (Decrease) in Current Value of Investments:

The following table sets forth the net increase (decrease) in current value of Master Trust investments for the three years ended December 31, 1994. Unrealized appreciation or depreciation recognized in prior years on investments sold is removed from unrealized appreciation or depreciation in the year of the sale as it is reflected in the realized gain or loss amounts in the year of the sale in this table. Cost of securities sold is determined on the basis of average cost. Withdrawals from the Company Stock and ESOP Funds are paid in shares and the realized gain or loss is determined as the difference between average cost and market value.

                                       Year Ended December 31, 1994

                           Company                   Common        ESOP
                          Stock Fund   Bond Fund   Stock Fund      Fund
Unrealized Appreciation of
 Plan Investments:

   Beginning of Year     $ 22,395,126$     26,441 $  4,918,189 $  4,289,579

   End of Year             11,936,911    (162,273)   2,021,319    2,349,581

     Net Unrealized
     Appreciation/
      (Depreciation)      (10,458,215)    (188,714)  (2,896,870)  (1,939,998)

 Unrealized Gain/Loss of
   Security Disbursements
   Less Receipts              182,475           0            0            0

 Realized Gain                  1,294    (232,783)   2,955,939          648

   Net Increase (Decrease)
     in Current Value    $(10,274,446)$   (421,497)$     59,069$ (1,939,350)
/TABLE

                                       Year Ended December 31, 1993

                           Company                   Common        ESOP
                          Stock Fund   Bond Fund   Stock Fund      Fund
Unrealized Appreciation of
 Plan Investments:

   Beginning of Year     $ 26,242,486$    144,896 $  3,858,820 $  4,737,815

   End of Year             22,395,126      26,441    4,918,189    4,289,579

     Net Unrealized
     Appreciation/
      (Depreciation)       (3,847,360)    (118,455)   1,059,369    (448,236)

 Unrealized Gain/(Loss) of
   Security Disbursements
   Less Receipts              841,776           0            0            0

 Realized Gain                 11,523     261,685    2,999,414        1,413

   Net Increase (Decrease)
     in Current Value    $ (2,994,061)$    143,230$  4,058,783 $   (446,823)



                                    Year Ended December 31, 1992

                            Company                  Common        ESOP
                          Stock Fund   Bond Fund   Stock Fund      Fund

Unrealized Appreciation of
  Plan Investments:

   Beginning of Year     $ 32,487,395$    186,066 $  2,524,332 $  5,915,217

   End of Year             26,242,486     144,896    3,858,820    4,737,815

     Net Unrealized
     Appreciation/
      (Depreciation)       (6,244,909)     (41,170)   1,334,488  (1,177,402)

 Unrealized Gain/(Loss) of
   Security Disbursements
   Less Receipts              484,495           0            0            0

 Realized Gain                  5,138      63,040    1,754,841

   Net Increase (Decrease)
     in Current Value    $ (5,755,276)$     21,870$  3,089,329 $ (1,177,402)
/TABLE

NOTE 4 - Tax Status:

The Plan, as amended January 1, 1976 to comply with the Employee Retirement Security Act of 1974 (ERISA), has received a determination letter from the Internal Revenue Service (IRS) that the Plan is qualified under Internal Revenue Code Section 401(a) and the trust is exempt from taxation under Section 501(a). Effective January 1, 1985, the Plan was amended to comply with the Tax Equity and Fiscal Responsibility Act of 1982, the Deficit Reduction Act of 1984, and the Retirement Equity Act of 1984. Effective January 1, 1986, the Plan was amended to allow employee contributions after 90 days of service, and also to vest employer matching contributions immediately. As explained in Note 1, on June 27, 1989, the Board of Directors of the Company authorized the merger of the ESOP into the Plan. The Plan has been amended to accomplish this merger and it is the intent that such amendment comply with ERISA and the rules of the IRS. Prior to August 17, 1992, the IRS was not yet accepting application for determination letters for the merging of the two plans. Management applied for, and received a favorable determination letter in 1994.


NOTE 5 - Plan Leveraging and Notes Payable:

On January 22, 1990, the Company borrowed $40,000,000 at an interest rate of 9.2 percent to be repaid in equal installments over 15 years. The proceeds of this loan were lent on similar terms to the Plan which purchased 1,922,297 shares of the Company's common stock on the open market. The stock will be used to fund the Company's future matching requirements under the Deferred Savings portion of the Plan. The shares purchased by the Plan will be allocated to participants in equal quarterly amounts over the 15-year term of the loan. Debt principal and interest payments are made quarterly utilizing Company contributions received under the Plan, plus dividends paid on the unallocated shares purchased by the Plan.

On December 31, 1994, 1,311,918 shares remained unallocated.

Principal payments for 1994, 1993, and 1992 totaled $1,838,899, $1,640,400, and $1,497,778 respectively. The principal payments paid by the Plan do not affect net assets of the trust. Such payments reduce both Plan assets and liabilities by an identical amount.

The Plan is required to make the following principal payments to the Company on its note payable as follows:

                   1995         2,014,004
                   1996         2,205,783
                   1997         2,415,825
                   1998         2,645,866
                   1999         2,897,814
                   Thereafter  20,400,655

Interest expense for 1994 and 1993 totaled $3,062,000 and $3,410,155, respectively; including accrued interest of $749,339 and $791,633, respectively.

NOTE 6 - Significant Investments of the Master Trust:

At December 31, 1994, investments representing five percent or more of the Plan's net assets are as follows:

                 Description                       Current Value
    The Montana Power Company Common Stock         $  75,111,491

                                                                 Schedule 1
                                                               Page 1 of 11


                         THE MONTANA POWER COMPANY
        DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP MASTER TRUST

                        Schedule of Assets Held for
                      Investment at December 31, 1994


               CORPORATE BONDS         SHARES    MARKET VALUE  TOTAL COST

CHOICE CREDIT CARDS MASTER TRUST SERIES 92-1B
5.65% BD DUE 10-15-1996 BEO               40,000  $    39,884  $    39,938

CIT GRP HLDGS INC 5.50% BD DUE 11-1-1995 REG10,000      9,811       10,241

COMMERCIAL CREDIT GROUP INC., 7.70% BOND DUE
8-15-95, REGISTERED                       10,000       10,020       10,278

FINANCING CORP CPN FICO STRIPS PER 1 INT PMT
ON 5-11-98 CPN 10.00% BD DUE 2018 BEO     60,000       46,212       32,942

FORD MOTOR CO., 9.95% DEBENTURE DUE
2-15-2032, REGISTERED                     40,000       44,581       46,565

FORD MOTOR CREDIT COMPANY 8.875% NTS
DUE 8-1-96 BEO                            50,000       50,547       50,000

GENERAL MOTORS ACCEPTANCE CORP 7.75% NT DUE
4-15-97 REG                               75,000       73,760       80,012

GREAT WESTN BK A FED BEVERLY HILLS CALIF
9.50% SR NT DUE 7-1-97                    50,000       50,905       56,648

NORTHROP GRUMMAN CORP 8.625% BD DUE
10-15-2004                                50,000       49,391       50,000

SEARS CREDIT ACCOUNT TRUST SERIES 1991-C
CLASS A 8.65% PASS THRU CTF DUE 7-15-96 BEO60,000      60,487       63,919

SIGNET CREDIT CARD MASTER TRUST 1993-1,
CLASS B, 5.40% BD DUE 2-15-2002, REG      30,000       27,047       29,995

SIGNET MASTER TR 93-3B 5.8% BD DUE 03-15-1999
BEO                                       40,000       36,425       39,938

WORLD SAVINGS & LOAN ASSOCIATION OAKLAND
CALIFORNIA SUB 9.90% NTS DUE 7-1-2000 REG      75,000      78,524      90,095

  TOTAL CORPORATE BONDS                  590,000 $    577,593 $    600,570

                                                                 Schedule 1
                                                               Page 2 of 11

       U.S. GOVERNMENT AND AGENCY ISSUES  SHARES MARKET VALUE  TOTAL COST

RESOLUTION FDG CORP CPN STRIPS GENERIC INT
PMT DUE 4-15-97 B/E                       70,000  $    58,664  $    38,934

TENNESSEE VALLEY AUTHORITY, POWER, 8.375%
BOND DUE 10-1-99, REGISTERED              50,000       50,813       49,846

UNITED STATES TREASURY SECURITIES STRIPPED
INTEREST GENERIC TINT PAYMENT DUE
2-15-1999 B/E                             50,000       36,424       35,072

US TREAS SER B 5.75 DUE 8-15-2003 REG     80,000       69,525       70,513

US TREASURY NOTE SER F-1998 7.875% NTS
DUE 4-15-1998 REG                        235,000      235,221      266,071

US TREASURY NT 7.25% NT DUE 05-15-2004   375,000      360,116      359,212

US TREASURY SECURITIES STRIPPED TINT
DUE 5-15-2015 REG                        270,000       53,698       55,077

US TREASURY SER B-2002 6.375% NT DUE 8-15-200255,000   50,359       53,247

US TREASURY SER R-1998 4.75% NOTE DUE 8-31-98300,000  270,843      276,094

US TREASURY SER T-1997 6.00% NOTE DUE
11-30-97 REG                             235,000      224,094      238,830

US TREASURY SERIES C-1996 7.375% NOTE
DUE 5-15-96                              575,000      574,011      578,518

US TREASURY SERIES D-1997 8.00% NOTE
DUE 1-15-97 REG                           50,000       50,258       53,416

US TREASURY 10.75% BOND DUE 2-15-2003     55,000       64,281       62,270

US TREASURY 8.75% BOND DUE 5-15-2020
REGISTERED                               410,000      443,313      456,894

US TREASURY, SERIES R-1996, 7.875% NOTE DUE
7-31-96                                  185,000      185,751      202,512

US TRESURY, SERIES D-2000, 8.50% NOTE DUE
11-15-2000                               580,000      597,852      656,337

US TREASURY, SERIES E-1998, 7.875% NOTE DUE
1-15-98                                  180,000      180,225      183,220

US TREASURY, 10.375% BOND DUE 11-15-12    85,000      101,150      105,463

                                                                 Schedule 1
                                                               Page 3 of 11
       U.S. GOVERNMENT AND AGENCY ISSUES  SHARES MARKET VALUE  TOTAL COST

USA TREAS 7.875% NT DUE 11-15-2004        45,000       45,126       45,225

USA TREASURY NT SER C-2004 7.25% NT DUE
08-15-2004                                75,000       71,988       74,648

  TOTAL U.S. GOVERNMENT AND AGENCY ISSUES  3,960,000$  3,723,712$  3,861,398








                FOREIGN BONDS          SHARES    MARKET VALUE  TOTAL COST

QUEBEC PROV CDA 7.125% BD DUE 02-09-2024     50,000$     40,177$     41,787

  TOTAL FOREIGN BONDS                     50,000 $     40,177 $     41,787

                                                                 Schedule 1
                                                               Page 4 of 11

                COMMON STOCK           SHARES    MARKET VALUE  TOTAL COST

ABBOTT LABORATORIES, COMMON STOCK, NO PAR 12,500 $    407,813 $    270,042

ADR HANSON PLC NEW $25 PAR                22,000      396,000      408,320

ADR REPSOL SA SPONSORED                   15,000      408,750      468,090

ADR TELEFONICA DE ESPANA SA SPONSORED     12,000      421,500      408,720

ALLERGAN INC COM STOCK                    14,600      412,450      338,145

ALLIEDSIGNAL INC., COMMON STOCK           21,500      731,000      751,698

ALLSTATE CORP COMMON STOCK                28,800      684,000      790,867

AMERADA HESS CORP., COMMON STOCK, $1 PAR   6,400      292,000      293,354

AMERICAN EXPRESS CO., COMMON STOCK, $.60 PAR15,000    442,500      365,532

AMERICAN GENERAL CORP., COMMON STOCK
$1.50 PAR                                 14,600      412,450      244,717

AMERICAN HOME PRODUCTS CORP., COMMON STOCK,
$.33 1/3 PAR                               6,110      383,403      332,702

AMERICAN INTERNATIONAL GROUP, INC. COMMON
STOCK, $2.50 PAR                           4,200      411,600      349,652

AMOCO CORP., COMMON STOCK                  7,600      449,350      341,317

AMR CORP., COMMON STOCK, $1 PAR            8,300      441,975      492,347

ANHEUSER-BUSCH COMPANIES INCORPORATED
COMMON STOCK $1.00 PAR VALUE               8,500      432,438      460,325

APPLE COMPUTER, INC. COMMON STOCK          3,100      120,900      104,043

AT&T CORP COM STK                          9,000      452,250      482,712

ATLANTIC RICHFIELD CO., COMMON STOCK, $2.50 PAR3,100  315,425      336,159

BANKAMERICA CORP., COMMON STOCK, $1.5625 PAR11,800    466,100      508,314

BETHLEHEM STEEL CORP., COMMON STOCK,
$8 PAR                                     7,200      129,600      127,443

BOEING CO., CAPITAL STOCK, $5 PAR          9,500      446,500      381,729

BROWNING FERRIS INDUSTRIES, INC., COMMON
STOCK, $.16 2/3 PAR                       16,000      454,000      347,120

                                                                 Schedule 1
                                                               Page 5 of 11

                COMMON STOCK           SHARES    MARKET VALUE  TOTAL COST

BURLINGTON NORTHERN INC., COMMON STOCK,
NO PAR                                    11,100      534,188      562,029

CHEMICAL BANKING CORP COMMON STOCK N.P.   17,500      627,813      602,244

CHEVRON CORP., COMMON STOCK               10,400      464,100      440,323

CHUBB CORP, COMMON STOCK, $1 PAR           7,100      549,363      550,014

CINERGY CORP COMMON STOCK                 19,450      457,075      430,500

CITICORP DEP. SH. REPR. 1/2 SHS CONV.
PREFERRED STOCK                           18,600      355,725      274,350

COCA COLA CO., COMMON STOCK, NO PAR        9,000      463,500      456,165

COLUMBIA/HCA HEALTHCARE CORP COM          11,702      427,123      233,881

CORNING INC COMMON STOCK                  10,900      325,638      334,111

CSX CORP., COMMON STOCK, $1 PAR            3,900      271,538      262,856

DEAN WITTER DISCOVER & CO COMMON STOCK    13,815      467,983      506,789

DEERE & CO., COMMON STOCK, $1 PAR          4,700      311,375      306,209

DELTA AIR LINES, INC., COMMON STOCK $3 PAR 2,800      141,400      152,030

DELUXE CORP., COMMON STOCK                 8,000      211,000      229,027

DILLARD DEPARTMENT STORES, INC., CLASS A,
COMMON STOCK, NO PAR                      34,300      917,525    1,074,958

DOVER CORP., COMMON STOCK $1 PAR           8,000      413,000      233,400

DOW CHEMICAL CO., COMMON STOCK, $2.50 PAR  7,500      504,375      421,855

DOW JONES & CO., INC., COMMON STOCK, $1 PAR11,300     350,300      328,362

DRESSER INDUSTRIES INC., COMMON STOCK
$.25 PAR                                  12,900      243,488      256,760

DU PONT, E. I. DE NEMOURS & CO., COMMON
STOCK, $5 PAR                              1,300       72,963       69,582

EG&G, INC., COMMON STOCK, $1 PAR          17,300      244,363      333,031

EASTMAN CHEMICAL CO COMMON STOCK           6,225      314,363      273,713

                                                                 Schedule 1
                                                               Page 6 of 11

                COMMON STOCK           SHARES    MARKET VALUE  TOTAL COST

EMERSON ELECTRIC CO., COMMON STOCK, $1 PAR 7,400      461,575      303,806

ENTERGY CORP NEW COMMON STOCK             18,500      404,688      654,196

EXXON CORP., COMMON STOCK, NO PAR         10,600      643,950      643,911

FEDERATED DEPT STORES INC. COMMON STOCK   33,500      644,875      688,648

FORD MOTOR CO., COMMON STOCK, $1 PAR      24,900      694,088      698,429

GENERAL DYNAMICS CORP. COMMON STOCK, $1 PAR12,300     535,050      540,223

GENERAL ELECTRIC COMPANY COMMON STOCK
$2.50 PAR                                 15,300      780,300      645,151

GENERAL MILLS, INC., COMMON STOCK, $.75 PAR6,000      342,750      348,360

GENERAL MOTORS CORP. COMMON STOCK, $1 2/3 PAR13,600   572,900      627,126

GENERAL PUBLIC UTILITIES CORP., COMMON STOCK,
$2.50 PAR                                 13,900      364,875      390,589

GENERAL RE CORP., COMMON STOCK             4,000      494,000      347,280

GENUINE PARTS CO., COMMON STOCK, $1 PAR   10,000      360,000      358,080

GIANT FOOD, INC., CLASS A COMMON STOCK $1 PAR19,400   421,950      394,088

GOODYEAR TIRE & RUBBER CO., COMMON STOCK,
NO PAR                                    13,600      457,300      479,346

GRAINGER, W. W., INC. COMMON STOCK, $1 PAR 9,000      519,750      496,733

GTE CORP. COMMON STOCK, $3.33 1/3 PAR     19,400      589,275      647,659

HALLIBURTON CO. COMMON STOCK, $2.50 PAR    8,000      265,000      237,452

HEINZ, H. J. CO., COMMON STOCK, $3 PAR    10,800      396,900      400,439

HEWLETT-PACKARD CO., COMMON STOCK, $1 PAR  4,900      489,388      199,932

INTERNATIONAL BUSINESS MACHINES CORP.,
CAPITAL STOCK, $1.25 PAR                   5,700      418,950      446,900

JAMES RIVER CORP., OF VIRGINIA, COMMON STOCK,
$.10 PAR                                  18,400      372,600      410,111

JEFFERSON-PILOT CORP. COMMON STOCK,
$1.25 PAR                                  8,900      461,688      220,667

                                                                 Schedule 1
                                                               Page 7 of 11

                COMMON STOCK           SHARES    MARKET VALUE  TOTAL COST

K MART CORP. COMMON STOCK, $1 PAR         24,300      315,900      521,696

KEYCORP NEW COMMON STOCK                  15,819      395,475      462,672

LILLY, EIL & CO., COMMON STOCK, $.62,
1/2 PAR                                    6,500      426,563      430,779

LOCKHEED CORP., COMMON STOCK, $1 PAR       6,600      479,325      290,982

LOEWS CORP COMMON STOCK $1.00 PAR          1,400      121,625      146,897

LTV CORP NEW COMMON STOCK                 13,300      219,450      208,979

MARSH & MC LENNAN CO. INC., COMMON STOCK,
$1 PAR                                     4,800      380,400      339,543

MASCO CORP. COMMON STOCK, $1 PAR          16,400      371,050      414,898

MAY DEPARTMENT STORES CO., COMMON STOCK,
$.50 PAR                                  18,000      607,500      690,159

MC DONALDS CORP. COMMON STOCK, NO PAR     28,600      836,550      512,858

MELVILLE CORP. COMMON STOCK, $1 PAR       10,800      333,450      413,436

MERCK & CO. INC., COMMON STOCK,
$.02 7/9 PAR                               8,900      339,313      297,139

MINNESOTA MINING AND MANUFACTURING CO.,
COMMON STOCK, NO PAR                       8,700      464,363      435,897

NATIONAL MEDICAL ENTERPRISES INC.,
COMMON STOCK, $.05 PAR                    30,300      427,988      457,559

NATIONAL SERVICE INDUSTRIES, INC.,
COMMON STOCK, $1 PAR                      15,400      394,625      341,912

NATIONSBANK CORP COMMON STOCK              6,800      306,850      317,668

NAVISTAR INTL CORP NEW COMMON STOCK       10,500      158,813      221,878

NBD BANCORP INC., COMMON STOCK,
$6.25 PAR                                 15,350      420,206      326,480

NEWMONT MINING CORP. COMMON STOCK, $1.60 PAR13,500    486,000      528,843

OCCIDENTAL PETROLEUM CORP., COMMON STOCK
$.20 PAR                                  17,500      336,875      347,218

                                                                 Schedule 1
                                                               Page 8 of 11

                COMMON STOCK           SHARES    MARKET VALUE  TOTAL COST

ORYX ENERGY CO COMMON STOCK               11,700      138,938      220,622

PACIFIC GAS & ELECTRIC CO. COMMON STOCK, $10 PAR15,400375,375      428,004

PACIFIC TELESIS GROUP, COMMON STK          3,900      111,150      121,830

PANHANDLE EASTERN CORP., COMMON STOCK, NO PAR20,300   400,925      412,601

PECO ENERGY CO COMMON STOCK               12,600      308,700      348,021

PENNEY, J.C. CO., INC., COMMON STOCK,
$.50 PAR                                  10,500      468,563      487,472

PEPSICO, INC., COMMON STOCK, $.05 PAR     11,400      413,250      413,034

POLAROID CORP., COMMON STOCK, $1 PAR       6,800      221,000      204,311

PPG INDUSTRIES INC., COMMON STOCK,
$1.66 2/3 PAR                              3,700      137,363      129,311

RAYTHEON CO., COMMON STOCK, $1.25 PAR     12,000      766,500      515,321

RITE AID CORP., COMMON STOCK, $1 PAR      18,200      425,425      334,771

ROCKWELL INTERNATIONAL CORP. COMMON STOCK,
$1 PAR                                     3,800      135,850      129,522

ROYAL DUTCH PETE CO, N.Y. REGISTRY SH
PAR N 5 GLDR                               3,800      409,450      301,564

RYDER SYSTEM, INC., COMMONS STOCK, $.75 PAR10,300     226,600      229,773

SCHLUMBERGER LTD. COMMON STOCK, $1 PAR     2,400      120,900      139,398

SNAP-ON INC COM                           11,900      395,675      388,008

SONAT INC., COMMON STOCK, $3.75 PAR        1,300       36,400       35,085

SOUTHERN CO., COMMON STOCK, $5 PAR         9,200      184,000      170,253

SPRINT CORP COMMON STOCK                  13,600      375,700      455,235

SUN TRUST BANKS, INC., COMMON STOCK,
$2.50 PAR                                  9,600      458,400      353,808

SUPER VALU INC. COMMON STOCK              11,200      273,000      275,096

                                                                 Schedule 1
                                                               Page 9 of 11

                COMMON STOCK           SHARES    MARKET VALUE  TOTAL COST

TELE COMMUNICATIONS INC CL A NEW COMMON
STOCK                                     16,400      356,700      381,489

TENNECO, INC. COMMON STOCK, $5 PAR        11,000      467,500      480,555

TEXAS UTILITIES CO., COMMON STOCK, NO PAR 10,600      339,200      348,708

TRAVELERS INC COM                         14,200      459,725      469,947

UNILEVER NV, N.Y. SHARES 4 GUILDERS PAR    3,000      349,500      340,851

UNION PACIFIC CORP., COMMON STOCK, $5 PAR 11,900      539,963      656,078

UNITED TECHNOLOGIES CORP., COMMON STOCK,
$5 PAR                                     6,900      433,838      323,275

UNOCAL CORP. COMMON STOCK, $8 1/3 PAR     14,200      386,950      385,365

UNUM CORPORATION COMMON STOCK             12,200      460,550      551,724

US WEST, COMMON STOCK                     10,100      359,813      353,437

VIACOM INC., CLASS B COMMON                6,800      277,100      224,499

WACHOVIA CORP COMMON STOCK NEW $5.00 PAR  10,400      335,400      356,824

WALT DISNEY COMPANY COMMON STOCK          11,000      506,000      462,660

WARNER LAMBERT CO., COMMON STOCK, $1 PAR   5,300      408,100      337,966

WEYERHAEUSER CO., COMMON STOCK, $1.875 PAR12,100      453,750      481,541

WHIRLPOOL CORP. COMMON STOCK, $1 PAR       5,200      261,300      176,998

WITCO CORP., COMMON STOCK, $5 PAR         16,200      399,427      226,239

XEROX CORP. COMMON STOCK, $1 PAR             700       69,300       51,048

  TOTAL COMMON STOCK                   1,447,971 $ 49,541,642 $ 47,524,395

                                                                 Schedule 1
                                                              Page 10 of 11

         MORTGAGES, NOTES, CONTRACTS   SHARES    MARKET VALUE  TOTAL COST

ALLSTATE LIFE GA-5715, 8.25% DUE 7/8/99 &
10/8/99 DC                             1,759,146  $ 1,759,146  $ 1,759,146

CANADA LIFE GUARANTEED INVESTMENT CONTRACT
#P-45327                                 393,240      393,240      393,240

COMMONWEALTH LIFE #ADA-00470FR 5.87%
DUE 10/22/97                           1,117,348    1,117,348    1,117,348

COMMONWEALTH LIFE ADA-00484FR, 5.61%
MATURES:  12/30/97, 6/30/98            2,196,270    2,196,270    2,196,270

GUARANTEED INVESTMENT CONTRACT #GVC-91124
MATURITY DATE 12/15/95                 1,625,301    1,625,301    1,625,301

HARTFORD LIFE GA-9630, 6.10% MATURES
3/31/99                                1,111,927    1,111,927    1,111,927

HARTFORD LIFE GA-9639 5.25% MATURES 3/26/971,095,0951,095,095    1,095,095

HARTFORD LIFE GA-9683, 5.41 MATURES 6/20/97,
12/21/98                               1,090,632    1,090,632    1,090,632

HARTFORD LIFE GA-9782, INTEREST RATE 4.82%
MAT DATES 10/1/96, 10/1/97, 10/1/98    1,057,297    1,057,297    1,057,297

NEW YORK LIFE GA-06751, 5.80% MATURES
3/31/98                                1,106,300    1,106,300    1,106,300

NEW YORK LIFE GA-06751-3, 6.07% DUE 2/26/991,050,4751,050,475    1,050,475

NEW YORK LIFE INSURANCE CO. GA-06751-2
INT. 5.18% DUE 8/29/97, 1/29/99        1,049,910    1,049,910    1,049,910

OHIO NATIONAL LIFE INSURANCE CO - GIC
#GA-5426 7.54% DUE 10/07/96              613,966      613,966      613,966

OHIO NATIONAL LIFE INSURANCE CO - GIC
#GA-5427 7.57% DUE 12/05/96              614,450      614,450      614,450

OHIO NATIONAL LIFE INSURANCE COMPANY
GA-5554 6.91% MATURES 10/1/98, 1/22/99 1,707,571    1,707,571    1,707,571

PRINCIPAL CONTRACT #GA-16008 INT. RATE
8.35% MAT. 5/25/95, 3/25/96 & 8/26/96  2,016,178    2,016,178    2,016,178

PRINCIPAL MUTUAL CONTRACT #GA4-6826 5.67%
DUE 4/1/98                               890,596      890,596      890,596

                                                                 Schedule 1
                                                              Page 11 of 11

         MORTGAGES, NOTES, CONTRACTS   SHARES    MARKET VALUE  TOTAL COST

PRINCIPAL MUTUAL GA4-6826-2 6.23% MATURES:
8/24/98, 12/23/98, 4/23/99             1,677,932    1,677,932    1,677,932

PROTECTIVE LIFE CONTRACT #GA-516 INT.
RATE MAT. 2/25/95, 2/25/96, & 6/25/96  1,587,762    1,587,762    1,587,762

PROTECTIVE LIFE INS 11-28-97 CONTRACT
#GA768 6.87%                           1,009,511    1,009,511    1,009,511

STATE MUTUAL LIFE ASSURANCE CO.
GA-92012-A-1 6.01%, MATURES 4/1/94, 4/1/98560,022     560,022      560,022

STATE MUTUAL LIFE GA92012-A-3-4-5, 5.66%
MATURES 10/31/94, 2/27/98, 6/30/98     1,108,183    1,108,183    1,108,183

STATE MUTUAL LIFE INSURANCE #92012A-6 6.58%
DUE 4/14/1999                          1,046,805    1,046,805    1,046,805

THE TRAVELERS CONTRACT #GR-15824 INT. RATE
8.62% MAT. 8/31/95, 11/30/95, & 5/31/96   2,034,767  2,034,767   2,034,767

  TOTAL MORTGAGES, NOTES, CONTRACTS   29,520,684  $29,520,685  $29,520,685

/TABLE

                                                            Schedule 2
                                                           Page 1 of 1



                       The Montana Power Company
      Deferred Savings and Employee Stock Ownership Master Trust


                Schedule of Reportable Transactions for
                   the Year Ended December 31, 1994


Transactions of an amount in excess of five percent of the current value of the Master Trust assets as of the beginning of the year, reportable under the provisions of the Employee Retirement Income
Security Act of 1974, for the year ended December 31, 1994 were as follows:

                                      Number of Face Amount
               Purchases            Transactions or Shares     Cost
Collective Short-Term Investment Fund
  (Invested Daily Cash Balances)         411    $31,184,755 $31,184,755


                                      Number of   Current
                Sales               Transactions   Value       Cost

Collective Short-Term Investment Fund
  (Invested Daily Cash Balances)         283    $31,237,675 $31,237,675

/TABLE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwestern Resources Co. Retirement Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                     NORTHWESTERN RESOURCES CO. DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN



Date: June 29, 1995  By Jerrold P. Pederson

                        Vice President - Chief Financial Officer

                  Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 No. 33-24952 and to the incorporation by reference in the Prospectus constituting part on the Registration Statement on Form S-8 No. 33-28096 of The Montana Power Company relating to Northwestern Resources Company Deferred Savings and Employee Stock Ownership Plan of our report dated March 17, 1995 appearing on page 4 of this Form 11-K.



PRICE WATERHOUSE LLP

Portland, Oregon
June 26, 1995